UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 4672562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 2, 2023, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release announcing positive preliminary results from a Parkinson’s Biomarker Study conducted to evaluate the potential of NeuroSense’s combination platform therapy for the treatment of Parkinson’s disease. A copy of the press release is filed herewith as Exhibit 99.1.

This Report on Form 6-K (other than the three paragraphs immediately preceding the heading “About Parkinson’s Disease” in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

Date: May 2, 2023

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